    As filed with the Securities and Exchange Commission on December 5, 1995

                                                 Registration File No. 33-63841
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------
                           NATIONAL MEDIA CORPORATION
             (Exact name of registrant as specified in its charter)


                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   13-2658741
                     (I.R.S. Employer Identification Number)

                               1700 Walnut Street
                        Philadelphia, Pennsylvania 19103
                                 (215) 772-5000
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

            Mark P. Hershhorn, President and Chief Executive Officer
                           National Media Corporation
                               1700 Walnut Street
                        Philadelphia, Pennsylvania 19103
                                 (215) 772-5000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                               ------------------
                                 With a copy to:
                             Brian J. Sisko, Esquire
                          Gerald F. Stahlecker, Esquire
                   Klehr, Harrison, Harvey, Branzburg & Ellers
                               1401 Walnut Street
                        Philadelphia, Pennsylvania 19102
                                 (215) 568-6060

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
                     ---------------------------------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                                                                                       Proposed                Amount of
  Title of Securities        Amount to be             Proposed Maximum             Maximum Aggregate         Registration
   to be Registered           Registered               Price Per Share              Offering Price                Fee
-------------------------------------------------------------------------------------------------------------------------------

Common Stock, par              9,537,217
value $.01 per share            shares                    $18.1875(1)                $173,458,134.19          $50,838.73(2)
===============================================================================================================================

(1) Based on the average of the high and low sale prices of the Registrant's Common Stock as reported on the New York Stock Exchange ("NYSE") on December 1, 1995, estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

(2) A filing fee of $44,322.68 was previously paid by the Registrant at the time of the original filing of this Registration Statement. Such amount represented the filing fee payable with respect to the registration of 8,498,232 shares of the Registrant's Common Stock, calculated in accordance with Rule 457(c) under the Securities Act of 1933, based upon the average of the high and low sale prices of the Registrant's Common Stock as reported on the NYSE on October 26, 1995 ($15.125). The difference between the $50,838.73 set forth in the table above and the $44,322.68 previously paid represents the filing fee (calculated in accordance with footnote 1 above) payable with respect to the registration of an additional 1,038,985 shares of the Registrant's Common Stock pursuant hereto.



         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                           NATIONAL MEDIA CORPORATION
                               1700 Walnut Street
                        Philadelphia, Pennsylvania 19103
                                 (215) 772-5000

                      ------------------------------------


                        9,537,217 Shares of Common Stock


                      ------------------------------------



         This Prospectus concerns the offer and sale by certain Selling Shareholders (as described herein), from time to time, of up to 554,456 shares of the common stock, par value $.01 per share (the "Common Stock"), of National Media Corporation, a Delaware corporation ("NMC" and, together with its subsidiaries, the "Company"), issued by the Company to such Selling Shareholders on October 25, 1995 in connection with the merger (the "Merger") of DirectAmerica Corporation and California Production Group, Inc. (collectively, "DirectAmerica") with and into a wholly-owned subsidiary of NMC. See "SELLING SHAREHOLDERS AND RELATED INFORMATION." All shares of Common Stock issued by the Company in connection with the Merger are hereinafter referred to as the "Merger Shares."

         This Prospectus also concerns the offer and sale by certain Selling Shareholders, from time to time, of up to 2,557,960 shares of Common Stock issuable upon the conversion of 255,796 shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"). The Series B Preferred Stock was issued by the Company to such Selling Shareholders during the period of October 1994 through December 1994. See "SELLING SHAREHOLDERS AND RELATED INFORMATION." The Series B Preferred Stock is convertible into an aggregate of 2,557,960 shares of Common Stock. The shares of Common Stock issuable upon conversion of the Series B Preferred Stock are hereinafter referred to as the "Series B Shares."


         This Prospectus also concerns the offer and sale by certain Selling Shareholders, from time to time, of up to 6,424,801 shares of Common Stock issuable upon the exercise of Warrants (as hereinafter defined) issued by the Company. The Warrants consist of (i) 3,069,552 Common Stock purchase warrants (3,027,000 of which have an exercise price of $4.80 per share of Common Stock and 42,552 of which have an exercise price of $5.74 per share of Common Stock) (the "Acquisition Warrants") issued by the Company to certain of the Selling Shareholders in connection with their purchase of the Series B Preferred Stock during the period of October 1994 through December 1994; (ii) 2,250,000 Common Stock purchase warrants with an exercise price of $4.80 per share of Common Stock (the "Loan Warrants") issued by the Company to certain of the Selling Shareholders in connection with a $5.0 million term loan made by such Selling Shareholders to the Company in October 1994 (the "Term Loan"); (iii) 500,000 Common Stock purchase warrants with an exercise price of $8.865 per share of Common Stock (the "ValueVision Warrants") issued by the Company to ValueVision International, Inc. ("ValueVision") on November 24, 1995 pursuant to the terms of certain agreements between the Company and ValueVision entered into by such parties in April 1995 (the "ValueVision Agreements") in connection with the settlement of certain disputes described more fully in the Company's Current Report on Form 8-K, dated April 13, 1995; (iv) 500,000 Common Stock purchase warrants with an exercise price of $10.00 per share of Common Stock (the "Holders' Warrants") issued by the Company on December 1, 1995 to the holders of certain promissory notes issued by the Company in connection with the Term Loan whose consent was required for the Company to issue the ValueVision Warrants;

(v) 66,264 Common Stock purchase warrants with varying exercise prices (the "First Settlement Warrants") issued by the Company in February 1995 in connection with the settlement of certain disputes between the Company and The Wall Street Group, Inc.; and (vi) 38,985 Common Stock purchase warrants with an exercise price of $5.50 per share of Common Stock (the "Second Settlement Warrants") issued by the Company in November 1995 in connection with the settlement of certain disputes between the Company and William H. Campbell, a former officer of the Company. Each of the Acquisition Warrants and Loan Warrants may be exercised, from time to time, at any time during the period beginning approximately one year from the date of issuance by the Company and ending on the ten-year anniversary thereof. The ValueVision Warrants will become exercisable with respect to 166,667 shares of Common Stock on each of the thirteen month and two-year anniversaries of the issuance thereof and 166,666 shares of Common Stock on the three-year anniversary of the issuance thereof, provided ValueVision has satisfied certain conditions set forth in the ValueVision Warrants. Once vested, the ValueVision Warrants may be exercised, from time to time, at any time until the ten-year anniversary of the issuance thereof. The Holders' Warrants may be exercised, from time to time, at any time during the period beginning on the date of issuance by the Company and ending on the first anniversary thereof. The First Settlement Warrants may be exercised, from time to time, at any time during the period beginning on the date of issuance by the Company and ending on the three-year anniversary thereof. The Second Settlement Warrants may be exercised, from time to time, at any time during the period beginning on the date of issuance by the Company and ending on December 6, 1997. The Acquisition Warrants, Loan Warrants, ValueVision Warrants, Holders' Warrants, First Settlement Warrants and Second Settlement Warrants are sometimes hereinafter collectively referred to as the "Warrants." The 6,424,801 shares of Common Stock issuable upon exercise of the Warrants are hereinafter referred to as the "Warrant Shares." See "SELLING SHAREHOLDERS AND RELATED INFORMATION." The Merger Shares, Series B Shares and Warrant Shares are sometimes hereinafter collectively referred to as the "Shares."


         The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") and Philadelphia Stock Exchange ("PHLX") under the symbol "NM." On December 1, 1995, the closing sale price for the Company's Common Stock, as quoted on the NYSE, was $18.375 per share.


         It is presently anticipated that sales of Shares by the Selling Shareholders hereunder will be effected, from time to time, (i) in ordinary transactions on the NYSE and PHLX; (ii) through dealers or in ordinary broker transactions on the NYSE, PHLX or otherwise; (iii) "at the market" to or through market makers or into an existing market for the Shares; (iv) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; (v) through transactions in options (whether exchange-listed or otherwise); or (vi) in combinations of any such methods of sale. The Shares held by the Selling Shareholders may also be sold hereunder by brokers, dealers, banks or other persons or entities who receive such Shares and as a pledgee of the Selling Shareholders. The Selling Shareholders and brokers and dealers through whom sales of Shares may be effected may be deemed to be "underwriters," as defined under the Securities Act of 1933, as amended (the "Securities Act"), and any profits realized by them in connection with the sale of the Shares may be considered to be underwriting compensation.

         THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 HEREOF.

             -------------------------------------------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATIONS TO THE CONTRARY IS A CRIMINAL OFFENSE.

========================================================================================================================
                         Price           Underwriting Discounts           Proceeds to            Proceeds to the
                       to Public            and Commissions               the Company         Selling Shareholders
========================================================================================================================
Per Share.....           $(1)                     $(2)                       $0(3)                   $(1)(4)
------------------------------------------------------------------------------------------------------------------------
Total.........           $(1)                     $(2)                       $0(3)                   $(1)(4)
========================================================================================================================

(1) It is anticipated that the Shares registered for resale hereunder will be sold by the Selling Shareholders in market or private transactions at prevailing prices, from time to time.

(2) No underwriting discounts or commissions were or are payable by the Company in connection with the issuance of the Shares to the Selling Shareholders. In connection with the sale of the Shares by the Selling Shareholders pursuant to this Prospectus, the Selling Shareholders may pay underwriting or broker-dealer discounts or commissions. The amount of such discounts and commissions, if any, cannot be determined by the Company at this time.

(3) The Company will not receive any proceeds from the resale of the Shares by the Selling Shareholders.

(4) The Company will pay all expenses of the offering of the Shares to which this Prospectus relates, other than, in connection with the resales of the Shares by the Selling Shareholders, any underwriting or broker-dealer discounts or commissions agreed to be paid by the Selling Shareholders.

                     --------------------------------------


                The Date of this Prospectus is December 5, 1995

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at prescribed rates at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The Common Stock of the Company is listed on both the NYSE and PHLX, and such reports, proxy statements and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Philadelphia Stock Exchange, Inc., 1900 Market Street, Philadelphia, Pennsylvania 19103.

         The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the securities offered hereby (such registration statement, together with all exhibits thereto, is hereinafter referred to as the "Registration Statement"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement. Statements contained in this Prospectus as to the contents of any document filed with, or incorporated by reference in, the Registration Statement are not necessarily complete, and in each instance are qualified in all respects by such reference.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed by the Company with the Commission are incorporated herein by reference:

         (a) The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995 (the "1995 Annual Report");


         (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1995 (the "June 30, 1995 10-Q") and September 30, 1995;


         (c) The Company's Current Reports on Form 8-K, dated April 13, 1995, September 11, 1995, September 21, 1995 and October 19, 1995; and

         (d) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, dated August 28, 1990, including all amendments and reports filed for the purpose of updating such description.


         All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment to the Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be modified or superseded for all purposes to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide, without charge, to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of all documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein. Written or oral requests for copies should be directed to Marshall A. Fleisher, Vice President/Legal and Corporate Secretary, National Media Corporation, 1700 Walnut Street, Philadelphia, Pennsylvania 19103, (215) 772-5000.

         The Company will furnish its shareholders with annual reports containing audited financial statements and reports by independent accountants. In addition, the Company will distribute unaudited quarterly reports to its shareholders for the first three quarters of each fiscal year.

                                   THE COMPANY


         The Company's business involves the use of direct response transactional television programming, known as infomercials, to sell consumer products. The Company is engaged in this form of direct marketing of consumer products in the United States and Canada through its wholly-owned subsidiary, Media Arts International, Ltd. ("Media Arts"), which the Company acquired in 1986, and internationally through its wholly-owned subsidiaries, Quantum International Limited ("Quantum"), which the Company acquired in 1991, and Quantum International Japan Company Limited ("Quantum Japan"), which was formed in June 1995. In addition, the Company markets products of independent third parties who provide programs to the Company. On October 25, 1995, the Company consummated its acquisition of DirectAmerica. DirectAmerica produces infomercials on behalf of the Company and various third parties. To capitalize on the consumer awareness and familiarity that the Company's infomercials create for its products, the Company, along with its strategic partners, also markets and sells its products through non-infomercial distribution channels, including retail stores and television home shopping programs.


         The Company is a Delaware corporation, with its principal executive offices located at 1700 Walnut Street, Philadelphia, Pennsylvania 19103 (telephone number (215) 772-5000).


                                  RISK FACTORS

         The Shares offered hereby are speculative in nature and involve a high degree of risk. In addition to the other information set forth in this Prospectus (including the information set forth in the documents incorporated herein by reference), the following factors should be considered carefully by prospective investors in evaluating an investment in the Shares offered by this Prospectus.


         Recent Losses. The Company has suffered net losses in three of its last four fiscal years, including a net loss of $8,699,000 incurred during the fiscal year ended March 31, 1994 and a net loss of $672,000 incurred during the fiscal year ended March 31, 1995. These losses resulted in a substantial decrease in working capital from $7,995,000 at March 31, 1993 to $1,377,000 at March 31, 1994. Based upon this deterioration in the Company's financial condition and the presence of certain other conditions, as of July 13, 1994, as noted in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994 (the "1994 Annual Report"), the Company's independent auditors opined that substantial doubt existed as to the Company's ability to continue as a going concern. However, as a result of a series of capital raising transactions in the Company's 1995 fiscal year and the Company's recent profitability, at September 30, 1995, the Company's working capital had increased to approximately $29.5 million. The Company's 1995 fiscal year end audited financial statements set forth in the 1995 Annual Report contain an unqualified opinion of its independent auditors. No assurance can be given that the Company's operations will continue to be profitable and/or that its financial position will continue to improve. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources," in each of the 1995 and 1994 Annual Reports.


         Litigation and Regulatory Actions Involving the Company. The Company in recent years has been and, to a much lesser extent, continues to be involved in significant legal proceedings. In addition, the Company has been, and continues to be, the subject of regulatory investigations by the Federal Trade Commission (the "FTC") and the Consumer Product Safety Commission ("CPSC").

         Material abbreviated information regarding the current status of material pending litigation and regulatory actions involving the Company is set forth below. However, as it pertains to previously reported matters, such information does not purport to be complete and is qualified in its entirety by the detailed description of the legal and regulatory proceedings set forth in the Company's 1995 and 1994 Annual Reports under "Item 3, Legal Proceedings"; the Company's June 30, 1995 10-Q under "Item 1, Legal Proceedings"; and the Company's Current Report on Form 8-K, dated April 13, 1995, under "Item 5, Other Events." Such descriptions variously include information relating to the status of the proceedings, the Company's evaluation of the claims made against it and the like. Certain of such previously reported matters have been resolved substantially in accordance with the terms set forth in such prior disclosure. In addition, as set forth on the cover page hereof, the Company consummated the Merger on October 25, 1995. As of such date, DirectAmerica was a party to several litigation proceedings. As a result of the Merger, any liability which DirectAmerica may have in connection with such litigation becomes the responsibility of the subsidiary of the Company into which DirectAmerica was merged. Although certain of the former shareholders of DirectAmerica have agreed to indemnify the Company against certain of such liabilities, it is not possible to predict with any accuracy what, if any, liability the Company may have in connection with such matters.

         1. Shareholders' Delaware Class Actions. In January 1994, four class action complaints were filed against the Company and certain of its present and former officers and directors in the Court of Chancery of the State of Delaware in connection with a proposed merger transaction with ValueVision. See the discussion of the litigation set forth under "Item 3. Legal Proceedings-- Shareholders' Delaware Class Actions" in the Company's 1995 Annual Report. The Company and the other parties to the litigation have reached agreement in principle to settle these actions as well as the Lachance and Efron and Cohen class action litigation described below, providing for cash payments by the Company's insurer of $1.125 million and cash payments by the Company of $375,000, as to which the Company recorded a charge in the fourth quarter of its 1995 fiscal year. Consummation of these settlements is subject, among other things, to the approval of the Court.

         2. Lachance and Efron and Cohen Class Actions. In July and December, 1994, stockholders filed purported class action lawsuits in federal court against the Company and certain of its former officers and directors in connection with the aborted ValueVision tender offer. The parties have reached an agreement in principle to settle the matters as discussed under paragraph 1 above.

         3. Consumer Product Safety Commission Investigation. On February 24, 1994, the staff of the CPSC notified the Company that it had made a preliminary determination that a particular model of the Company's Juice Tiger(R) product presents a "substantial product hazard" under the Consumer Product Safety Act. The CPSC staff requested the Company to take voluntary corrective action to ameliorate such alleged product hazard. While the Company has disputed that the model in question presents a substantial product hazard, the Company and the CPSC staff are presently discussing the form and nature of voluntary action proposed by the Company to assuage the CPSC staff's concerns. The CPSC staff has also indicated that, upon agreement on and implementation of a corrective action plan, it may investigate and assess whether the Company failed to comply with reporting requirements under the Consumer Product Safety Act such as to warrant imposition of a civil penalty. Management believes that it is not yet possible to determine whether the cost of implementing any such corrective action plan and the amount of any such civil penalty, alone or together, will have a material adverse effect on the Company, its results of operations or financial condition.

         Regulatory Matters. The infomercial industry is regulated by the FTC, the United States Post Office, the CPSC, the Federal Communications Commission, the Food and Drug Administration, various States' Attorneys General, and other state and local consumer protection and health agencies. The FTC directly regulates marketers of products, such as the Company, credit card companies which process customer orders and others involved in the infomercial and direct marketing industries.

                  The Company's marketing activities and/or products have been and will continue to be subject to the scrutiny of each of the aforementioned regulatory agencies. An adverse determination or extended investigation by any of these agencies could have a material adverse effect on the Company. Moreover, the domestic and international regulatory environments in which the Company operates are subject to change from time to time. It is possible that changes in the regulations to which the Company is subject might have a material adverse effect on the Company's business, operation and financial condition. As a result of prior settlements with the FTC, the Company has agreed to two consent orders which among other things require the Company to submit compliance reports to the FTC staff. The Company has submitted the compliance reports as well as additional information requested by the FTC staff. In connection with one of these orders, the Company recently received a request from the FTC for certain information regarding the Company's infomercials in order to determine whether the Company is in compliance with such order. The Company is cooperating with such request and as of the current date believes itself to be in compliance with the consent orders and other FTC requirements.

                  The Company's international business is subject to the laws and regulations of England, the European Union, Japan and other countries in which the Company sells its products, including, but not limited to, the various consumer and health protection laws and regulations in the countries in which the programming is broadcast, where applicable. If any significant actions were brought against the Company or any of its subsidiaries in connection with a breach of such laws or regulations, including the imposition of fines or other penalties, or against one of the entities through which the Company obtains a significant portion of its media access, the Company's results of operations could be materially adversely affected. There can be no assurance that changes in the laws and regulations of any territory which forms a significant portion of the Company's market will not adversely affect the Company's business.

         Dependence on Key Personnel. The Company is dependent upon its ability to attract, and retain recognizable and effective spokespersons for its infomercial programming. The Company currently utilizes a limited number of spokespersons. The inability of the Company to attract, retain or replace effective spokespersons in the future could have a material adverse effect on the Company.

         Product Liability Claims. Products sold by the Company may expose it to potential liability from claims by users of such products. The Company generally requires the manufacturers of its products to carry product liability insurance, although in certain instances where a limited amount of products are purchased from non-U.S. vendors, the Company may not formally require the vendor to carry product liability insurance. (Certain of such vendors, however, may in fact maintain such insurance.) There can be no assurance that such parties will maintain this insurance or that this coverage will be adequate to cover all potential claims. The Company currently maintains product liability insurance coverage in amounts deemed prudent. There can be no assurance that the Company will be able to maintain such coverage or obtain additional coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims.

         Media Access; Related Matters. The Company is dependent on having access to media time to televise its infomercials on cable networks, network affiliates and local stations. There can be no assurance that the Company will be able to purchase or renew media time on a long-term basis or at favorable price levels. The Company purchases a significant amount of its media time from cable television and satellite networks. These cable television and satellite networks assemble programming for transmission to multiple and local cable system operators. These operators may not be required to carry all of the network's programming. The Company currently does not pay and is not paid for the "privilege" of being broadcast by these operators. It is possible that, if demand for air time grows, and because of recently enacted cable legislation, these operators will begin to charge the Company to continue broadcasting the Company's infomercials or limit the amount of time available to the Company. Recently, larger multiple system operators have elected to change their operations by selling dark time (i.e. the hours during which a station does not broadcast its own programming). Significant increases in the cost of media time or significant decreases in the Company's access to media time could have a material adverse effect on its results of operations.

                  Approximately one-third of the Company's media time is purchased under long-term contracts, which are generally from one to five years in length. Long-term contracts require the Company to make advance purchases and commitments to purchase media time which, to the extent the Company does not use it effectively, will have a material adverse effect on the Company's results of operations. However, in the past the Company has generally been able to maintain a flow of infomercials to fill the media time on channels where it has advance commitments. In addition, as part of its media strategy, the Company arranges to sell a portion of its media time to others, if necessary. There can be no assurance, however, that the Company will be able to use all of its media time or sell it to others or that, upon expiration of such long-term contracts, the Company will be able to successfully negotiate extensions of such contracts. The inability of the Company to extend one or more of such contracts as they expire could have a material adverse effect on the Company's business and results of operations.

         Strategic Partnerships. The Company has entered into relationships with manufacturers of consumer products in several product categories, including Regal Ware, Inc., CSA, Inc. and Blue Coral, Inc. These manufacturers have come to realize that the showcasing of a product through an infomercial on television is a powerful means to create and build brand awareness and generate follow-up product sales. A clear advantage of these relationships to the Company is that the manufacturing partner provides research and development support and assumes the inventory risk, thereby reducing the Company's financial risk as well as its working capital requirements. Additionally, in January 1995, the Company entered into a two year agreement with Mitsui & Co., Ltd. to provide media time and fulfillment service in support of the Company's Japanese operations. A loss of any of these relationships could have a material adverse effect on the Company's business and results of operations.

         Competition. The Company competes directly with several companies which generate sales from infomercials. The Company also competes with a large number of consumer product companies and retailers which have substantially greater financial, marketing and other resources than the Company, some of which have recently commenced, or indicated their intent to conduct, direct response marketing. The Company also competes with companies that make imitations of the Company's products at substantially lower prices. Products similar to the Company's products may be sold in department stores, pharmacies, general merchandise stores and through magazines, newspapers, direct mail advertising and catalogs.

         Dependence on Key Products by the Company and Unpredictable Market Life. The Company has been dependent on its ability to develop a relatively small number of successful new products in each year. The Company's five most successful products in each of the fiscal years ended March 31, 1995, 1994, 1993, and 1992, accounted for 54%, 67%, 47%, and 59% respectively, of the Company's net revenues for such periods. Product sales for a given period reflect, among other things, customer response to the infomercials on the air during the period. Customer response to infomercials depends on many variables, including the appeal of the products being marketed, the effectiveness of the infomercials and the availability of competing products, and the timing and frequency of air-time. There can be no assurance that the Company's new products will receive market acceptance. In addition, in the event the Company does not have an adequate supply of inventory, as a result of production delays or shortages or inadequate inventory management, it may lose potential product sales. The ability of the Company to manage its inventory is of critical importance due to the Company's practice of minimizing its inventory of a given product. This issue is made even more difficult by the international nature of the Company's business.

                  Even when market acceptance for the Company's new products occurs, the Company's results of operations may be adversely impacted by returns of such products. The Company establishes reserves against such returns.

Although the Company believes that such reserves are adequate based upon historic levels and product mix, there can be no assurance that the Company will not experience unexpectedly high levels of returns (in excess of its reserves) for certain products. In the event that returns exceed reserves, the Company's results of operations could be adversely affected.

                  Most of the Company's products have a limited market life for sales through infomercials. Historically, the majority of products generate their most significant domestic revenue in their introductory year, while foreign revenues have tended to have been generated more evenly over a longer period. In the event the Company increases the number of times an infomercial is broadcast within a market, the market life of such product in such market may decrease. There can be no assurances that a product which has produced significant sales will continue to produce significant or any sales in the future. As a result, the Company is dependent on its ability to continue to identify and successfully market new products. The failure of newly introduced products or significant delays in the introduction of, or failure to introduce, new products would adversely impact the Company's results of operations in terms of both lost opportunity cost and actual loss of dollars invested.


         Dependence on Foreign Sales by the Company. The Company had no sales outside the United States and Canada prior to June 1991. In the fiscal years ended March 31, 1995, 1994, 1993 and 1992, approximately 45.7%, 26.7%, 26.4% and
13.8%, respectively, of the Company's net revenues were derived from sales to customers outside the United States and Canada, and such sales represented a 74.8% increase in the fiscal year ended March 31, 1995 from the fiscal year ended March 31, 1994, a 22.6% increase in the fiscal year ended March 31, 1994 from the fiscal year ended March 31, 1993 and a 165.5% increase in the fiscal year ended March 31, 1993 from the fiscal year ended March 31, 1992. In the fiscal years ended March 31, 1994 and 1995, sales in Germany accounted for approximately 12-13% of the Company's net revenues, respectively. In late July 1994, the Company began airing its infomercials in Japan. Sales of the Company's products in Japan accounted for approximately 30.0% of the Company's net revenues for the six months ended September 30, 1995. The Company anticipates that sales in Japan and elsewhere in the Pacific Rim will continue to increase as a proportion of the Company's overall sales. This increase in international sales activity has resulted in increased working capital requirements as a result of additional lead time for delivery and payment of product prior to receipt of sale proceeds. However, while the Company's foreign operations have the advantage of airing its infomercials that have been successful in the United States, as well as successful infomercials produced by companies with limited media access and distribution capabilities, there can be no assurance that the Company's foreign operations will continue to generate significant increases in net revenues. In addition, the Company is subject to the risks of doing business abroad, including adverse fluctuations in currency exchange rates, transportation delays and interruptions, political and economic disruptions, the imposition of tariffs and import and export controls, and increased customs or local regulations. The occurrence of any one or more of the foregoing could adversely affect the Company's results of operations.


         Risks Associated with Entering into New Markets. The Company's dependence on revenues from sales of products outside the United States and Canada is described above, under "- Dependence on Foreign Sales by the Company." In particular, the Company's entrance into the Japanese market should be noted. As the Company enters into markets such as Japan it is faced with the uncertainty of never having done business in that commercial, political and social setting. Accordingly, despite the Company's best efforts, its likelihood of success in each new market which it enters is unpredictable for reasons particular to each such market. It is also possible that, despite the Company's apparently successful entrance into a new market, that some unforeseen circumstance will arise which limits the Company's ability to continue to do business or to expand in that new market.

         Dependence on Third Party Manufacturers. The Company is dependent on its strategic partners and other third party sources, both foreign and domestic, to manufacture all of its products, but does not depend on any one particular supplier for a majority of its products. It is inherent in the nature of the Company's business for a strategic partner or a limited number of manufacturers to manufacture certain of its products at any given time. The inability of the Company, either temporarily or permanently, to obtain a timely supply of product to fulfill sales orders for a specific product could have a material adverse impact on the Company. Moreover, because the time from the initial approval of a product by the product development department to the first sale of such product is relatively short, the Company's ability to identify sources that can meet its production deadlines at a reasonable cost and produce a high quality product is important to its business, and there can be no assurance that the Company will successfully locate such sources. Because the Company often relies on foreign manufacturers, it must allow longer lead times to order products to fulfill customer orders and utilizing such foreign manufacturers exposes the Company to the general risks of doing business abroad.


         Shares Eligible for Sale under Registration Rights. In February 1995, the Company completed a registration process with respect to 500,000 shares of Common Stock which were issued in connection with the settlement of certain litigation which allows the holder of such shares to sell them publicly. In October 1995, the Company completed a registration process with respect to 200,000 shares of Common Stock issuable pursuant to certain employee benefit plans of the Company. The sale of all such shares would have been subject to substantial limitations in the absence of such registrations. A substantial number of such shares may still be held by the registered holders thereof and available for resale pursuant to currently effective registration statements.

         Sales of substantial amounts of the shares discussed above, or of Shares offered pursuant hereto, could adversely affect the maket value of Common Stock depending upon the timing of such sales and, in the case of convertible securities, may effect a dilution of the book value per share of Common Stock. In addition, a substantial number of such shares of Common Stock (including the Shares offered pursuant hereto) are issuable pursuant to the exercise of outstanding vested and non-vested options, warrants and similar rights and the conversion of outstanding preferred stock. Subject to certain limitations, the persons holding such options, warrants and convertible securities may obtain the shares of Common Stock underlying such options, warrants and convertible securities at any time. The issuance of a large number of shares of Common Stock would dilute the percentage interest of other existing stockholders of the Company.


         Dividends on Common Stock Not Likely. The Company has not declared or paid a cash dividend on the Common Stock since the quarter ended December 31, 1991 and the Board of Directors does not anticipate that dividends will be paid in the near future. In addition, the Company's ability to declare or pay any dividends or make any other distribution (whether in cash or property) on any shares of its capital stock is restricted pursuant to the terms of certain debt financing agreements to which the Company is a party.

                              SELLING SHAREHOLDERS
                             AND RELATED INFORMATION

         The Selling Shareholders are listed below. Included below concerning each Selling Shareholder is a table showing the total amount and percentage of the Common Stock beneficially owned by such person, the amount subject to sale hereunder and the resulting amount and percentage if all Shares offered hereby which are owned by such person are sold. Except as otherwise provided in the notes to the table, none of the Selling Shareholders has held any position or office, or had any other material relationship with the Company during the past three years.

                                             Pre-Offering(1)                                           Post-Offering(2)
                                             ---------------                                           ----------------
                                        Total                                                      Total
                                       Number                                                     Number
                                      of Shares                                                  of Shares
                                    Beneficially         Percentage            Shares          Beneficially        Percentage
Selling Shareholders                    Owned            of Class(3)           Offered             Owned           of Class(3)
--------------------                    -----            -----------           -------             -----           -----------
Anapol, Schwartz, Weiss
and Cohen, P.C.(4)                     16,566                 *                16,566                0                  0

Gary J. Anderson(5)(6)                 27,500                 *                27,500                0                  0

Charles L. Andes(5)(6)(7)              32,500                 *                27,500              5,000                *

Jeanne Apostol(8)                       7,917                 *                 7,917                0                  0

David Bacharach(9)(10)                129,800                 *                55,000             74,800                *

David E. Baxter and
 Nancy L. Baxter(5)(11)                68,335                 *                27,500             40,835                *

Vincent G. Bell, Jr.(12)               44,000                 *                44,000                0                  0

Michael Boyd(5)                        27,500                 *                27,500                0                  0

Paul R. Brazina(13)                    22,145                 *                22,145                0                  0

Peter Brice(9)                         55,000                 *                55,000                0                  0


William H. Campbell(14)                44,163                 *                38,985              5,178                *

CIP Capital L.P.(15)                  550,000               3.41%             550,000                0                  0

David John Carman and
 Eline Emilie Carman(9)(16)           268,200               1.69%              55,000            213,200              1.35%

Jeff Clifford(17)                       1,000                 *                 1,000                0                  0

Craig Drake(9)(18)                    146,200                 *                55,000             91,200                *

Gary Erlbaum(19)                      123,750                 *               123,750                0                  0

Michael Erlbaum(19)                    27,500                 *                27,500                0                  0

Steven Erlbaum(19)                     68,750                 *                68,750                0                  0

Anthony J. Filiti(20)                  82,500                 *                82,500                0                  0

Nedra Fischer(21)                     330,000               2.08%             330,000                0                  0

Robert A. Fox(9)(22)                   55,000                 *                55,000                0                  0

Morris R. Garfinkle(23)(24)           220,000               1.39%             220,000                0                  0

                                             Pre-Offering(1)                                           Post-Offering(2)
                                             ---------------                                           ----------------
                                        Total                                                      Total
                                       Number                                                     Number
                                      of Shares                                                  of Shares
                                    Beneficially         Percentage            Shares          Beneficially        Percentage
Selling Shareholders                    Owned            of Class(3)           Offered             Owned           of Class(3)
--------------------                    -----            -----------           -------             -----           -----------

Marc R. Ginsberg(25)                    8,250                 *                 8,250                0                  0

William M. Goldstein(5)                27,500                 *                27,500                0                  0

Bruce D. Goodman(26)                  147,630                 *               147,630                0                  0

Micaela Hallman(27)                    11,000                 *                11,000                0                  0

Frederick S. Hammer(9)(28)             85,000                 *                55,000             30,000                *

Robert Henry(17)                          792                 *                   792                0                  0

Patrick R. Himmler(17)                    500                 *                   500                0                  0

Martin Jacobs(20)                      82,500                 *                82,500                0                  0

Robert E. Keith, Jr.(6)(9)             55,000                 *                55,000                0                  0

Tan Ching Khoon(29)                   110,000                 *               110,000                0                  0

Sharon King(17)                           792                 *                   792                0                  0

John W. Kirby(30)                     372,180               2.39%             372,180                0                  0

Legg Mason Wood Walker
 Custodian FBO Steven
 Rosner IRA Rollover(23)(31)          328,600               2.08%             220,000            108,600                *


Yolande Levene(9)                      55,000                 *                55,000                0                  0

Howard E. Lubert, as
 Trustee for the Jonathan
 Lubert Trust(32)                     153,750                 *               153,750                0                  0

Howard E. Lubert, as
 Trustee for the Kristine
 Lubert Trust(32)                     153,750                 *               153,750                0                  0
Ira Lubert(5)(6)(33)                   82,500                 *                77,500              5,000                *

MLPF as Custodian FBO
 The Mark P. Hershhorn
 IRA FBO Mark P.
 Hershhorn(29)(34)                    560,000               3.50%             110,000            450,000              2.82%


Richard C. Maida(9)                    55,000                 *                55,000                0                  0

Jack L. Messman(35)                    33,000                 *                33,000                0                  0

Morris Saffer Holdings(19)             55,000                 *                55,000                0                  0

Robert M. Morse(20)                    82,500                 *                82,500                0                  0

Warren V. Musser(6)(29)               110,000                 *               110,000                0                  0

David Naftaly(5)                       27,500                 *                27,500                0                  0

                                             Pre-Offering(1)                                           Post-Offering(2)
                                             ---------------                                           ----------------
                                        Total                                                      Total
                                       Number                                                     Number
                                      of Shares                                                  of Shares
                                    Beneficially         Percentage            Shares          Beneficially        Percentage
Selling Shareholders                    Owned            of Class(3)           Offered             Owned           of Class(3)
--------------------                    -----            -----------           -------             -----           -----------
Steven H. Oram, Chartered
 Cash or Deferred
 Arrangement Profit
 Sharing Trust(5)                      27,500                 *                27,500                0                  0


PNC Bank, Custodian
 UGMA PA for Kyle
 Messman(27)                           11,000                 *                11,000                0                  0

PNC Bank, Custodian UGMA PA for
 Valerie L. Messman(27)                11,000                 *                11,000                0                  0

James W. Poduska,Sr.(29)(36)          110,000                 *               110,000                0                  0

Gary Quint(37)                          1,000                 *                 1,000                0                  0

Peter Richner(9)                       55,000                 *                55,000                0                  0

Theodore D. Rosner(9)(38)              81,600                 *                55,000             26,600                *

Safeguard Scientifics
(Delaware), Inc.(6)(39)             2,750,000              15.01%           2,750,000                0                  0

Stanley Schneider(9)(40)              142,300                 *                55,000             87,300                *

Wolfgang Simon(41)                    137,500                 *               137,500                0                  0

Arthur R. Spector(20)                  82,500                 *                82,500                0                  0

Sylvester Stallone(42)                751,600               4.74%             275,000            476,600              3.01%


Joan Stefanik(9)                       55,000                 *                55,000                0                  0

David Stein and
 Barbara Stein(9)(43)                  75,000                 *                55,000             20,000                *

Craig A. Streem(44)                    42,983                 *                13,750             29,233                *

John J. Sullivan(45)                  149,849                 *                41,250            108,599                *

Patrick Sullivan(46)                   41,250                 *                41,250                0                  0

Technology Leaders II
 L.P.(6)(47)                          612,986               3.79%             612,986                0                  0

Technology Leaders II
 Offshore C.V.(6)(48)                 487,014               3.03%             487,014                0                  0

Jean C. Tempel(6)(9)                   55,000                 *                55,000                0                  0

Robert Thatcher(17)                       500                 *                   500                0                  0

ValueVision International,
 Inc.(49)                             500,000               3.11%             500,000                0                  0

The Wall Street Group,
 Inc.(50)                              44,728                 *                44,728                0                  0


                                             Pre-Offering(1)                                           Post-Offering(2)
                                             ---------------                                           ----------------
                                        Total                                                      Total
                                       Number                                                     Number
                                      of Shares                                                  of Shares
                                    Beneficially         Percentage            Shares          Beneficially        Percentage
Selling Shareholders                    Owned            of Class(3)           Offered             Owned           of Class(3)
--------------------                    -----            -----------           -------             -----           -----------
Carl Wayneburn(4)                       4,970                 *                 4,970                0                  0

H. Dewey Yesner(9)                     55,000                 *                55,000                0                  0


Jon W. Yoskin, II(51)                 114,012                 *                78,012             36,000                *


--------------
* Less than 1%.

(1)      Beneficial ownership figures include all Common Stock represented by
         (i) shares of issued and outstanding Common Stock; (ii) shares of Common Stock issuable upon exercise or conversion of the Series B Preferred Stock and the Warrants; and (iii) shares of Common Stock issuable upon exercise or conversion of other outstanding warrants, options or convertible securities which are exercisable or convertible, as applicable, within sixty days of the date hereof. Based on information available to the Company, except as otherwise indicated herein, to the Company's knowledge, none of the Selling Shareholders beneficially owns any Common Stock other than the Merger Shares, the Series B Shares and the Warrant Shares.

(2) Assumes the sale of all Shares offered by this Prospectus by each Selling Shareholder to third parties unaffiliated with the Selling Shareholders.

(3) These percentages are calculated in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder.


(4) Represents Warrant Shares issuable upon the exercise of First Settlement Warrants.


(5) Includes 12,500 Series B Shares and 15,000 Warrant Shares issuable upon the exercise of Acquisition Warrants.

(6) Statements on Schedule 13D, dated December 19, 1994, were filed by the following persons affirming their membership in a group with respect to their respective holdings of Common Stock: Safeguard Scientifics, Inc. ("SSI") and its wholly-owned subsidiary, Safeguard Scientifics (Delaware), Inc. ("SSD"), Technology Leaders II Management L.P. ("TLM"), a limited partnership organized for the sole purpose of acting as a general partner of Technology Leaders II L.P. ("TL") and Technology Leaders II Offshore C.V. ("TLO"), Gary J. Anderson, Charles
         L. Andes, Robert E. Keith, Jr., Ira Lubert, Warren V. Musser and
         Jean C. Tempel (collectively, the "Group"). Mr. Anderson is Executive Vice President - Fund Management of SSI and is a Managing Director of Technology Leaders Management, Inc. ("TLM Inc."), a general partner of TLM. Mr. Andes controls Technology Leaders Advisers III, Inc., a general partner of TLM. Mr. Keith is President - Fund Management of SSI and is a Managing Director of TLM Inc. Mr. Lubert is a Managing Director of TLM Inc. Mr. Musser is Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer of SSI. Ms. Tempel is Executive Vice President of SSI and a Managing Director of TLM Inc.

(7) Includes 5,000 shares of Common Stock issued as compensation for serving as a director of the Company. Mr. Andes has served as a director of the Company since October 1994.

(8) Represents Merger Shares issued by the Company in connection with the Merger. Ms. Apostol serves as Vice President - Production and Development of DirectAmerica.

(9) Includes 25,000 Series B Shares and 30,000 Warrant Shares issuable upon the exercise of Acquisition Warrants.

(10)     Mr. Bacharach is also the beneficial owner of 74,800 shares of Common
         Stock.

(11) Includes 40,835 shares of Common Stock held by Mr. Baxter, individually. Mr. Baxter served as a consultant to the Company from October 1992 through February 1993. Mr. Baxter also served as acting President of Media Arts from October 1992 through January 1993.

(12) Includes 20,000 Series B Shares and 24,000 Warrant Shares issuable upon the exercise of Acquisition Warrants. Mr. Bell is a director of SSI and, as such, may be deemed to beneficially own those shares of Common Stock controlled by SSI and its affiliates. Mr. Bell expressly disclaims beneficial ownership of any shares of Common Stock controlled by SSI and its affiliates.

(13) Represents Merger Shares issued by the Company in connection with the Merger. Mr. Brazina serves as Vice-President, Chief Financial Officer and Treasurer of DirectAmerica.


(14) Includes 5,178 shares of Common Stock and 38,985 Warrant Shares issuable upon the exercise of Second Settlement Warrants.

(15) Includes 250,000 Series B Shares and 300,000 Warrant Shares issuable upon the exercise of Acquisition Warrants.

(16) Includes 13,200 shares of Common Stock and options to purchase an additional 200,000 shares of Common Stock held by Mr. Carman, individually. Mr. Carman is Executive Vice President of the Company and President and Chief Executive Officer of Quantum. He has served as a director of the Company since April 1993.

(17) Represents Merger Shares issued by the Company in connection with the Merger.

(18)     Mr. Drake is also the beneficial owner of 91,200 shares of Common
         Stock.

(19) In the case of Gary Erlbaum, includes 101,250 Warrant Shares issuable upon the exercise of Loan Warrants and 22,500 Warrant Shares issuable upon the exercise of Holders' Warrants; in the case of Michael Erlbaum, includes 22,500 Warrant Shares issuable upon the exercise of Loan Warrants and 5,000 Warrant Shares issuable upon the exercise of Holders' Warrants; in the case of Steven Erlbaum, includes 56,250 Warrant Shares issuable upon the exercise of Loan Warrants and 12,500 Warrant Shares issuable upon the exercise of Holders' Warrants; and, in the case of Morris Saffer Holdings, includes 45,000 Warrant Shares issuable upon the exercise of Loan Warrants and 10,000 Warrant Shares issuable upon the exercise of Holders' Warrants.

(20) Includes 37,500 Series B Shares and 45,000 Warrant Shares issuable upon the exercise of Acquisition Warrants.

(21) Includes 150,000 Series B Shares and 180,000 Warrant Shares issuable upon the exercise of Acquisition Warrants.

(22) Mr. Fox is a director of SSI and, as such, may be deemed to beneficially own those shares of Common Stock controlled by SSI and its affiliates. Mr. Fox expressly disclaims beneficial ownership of any shares of Common Stock controlled by SSI and its affiliates.

(23) Includes 100,000 Series B Shares and 120,000 Warrant Shares issuable upon the exercise of Acquisition Warrants.

(24)     Mr. Garfinkle is Vice President - Global Strategy of the Company.

(25) Includes 3,750 Series B Shares and 4,500 Warrant Shares issuable upon the exercise of Acquisition Warrants.

(26) Represents Merger Shares issued by the Company in connection with the Merger. Mr. Goodman serves as President and Chief Operating Officer of DirectAmerica.

(27) Includes 5,000 Series B Shares and 6,000 Warrant Shares issuable upon the exercise of Acquisition Warrants.

(28) Includes 5,000 shares of Common Stock issued as compensation for serving as a director of the Company and options to purchase an additional 25,000 shares of Common Stock. Mr. Hammer has served as a director of the Company since October 1994.

(29) Includes 50,000 Series B Shares and 60,000 Warrant Shares issuable upon the exercise of Acquisition Warrants.

(30) Represents Merger Shares issued by the Company in connection with the Merger. Mr. Kirby serves as Chairman of the Board and Chief Executive Officer of DirectAmerica and Executive Vice President of the Company.

(31)     Mr. Rosner is also the beneficial owner of 108,600 shares of Common
         Stock.

(32) Includes 18,750 Series B Shares, 22,500 Warrant Shares issuable upon the exercise of Acquisition Warrants and 112,500 Warrant Shares issuable upon the exercise of Loan Warrants.

(33) Includes 50,000 Warrant Shares issuable upon the exercise of Holders' Warrants and 5,000 shares of Common Stock issued as compensation for serving as a director of the Company. Mr. Lubert has served as a director of the Company since December 1994.

(34) Includes 150,000 shares of Common Stock and options to purchase an additional 300,000 shares of Common Stock. Mr. Hershhorn is President and Chief Executive Officer of the Company and Chairman of the Board of Quantum. He has served as a director of the Company since September 1994.

(35) Includes 15,000 Series B Shares and 18,000 Warrant Shares issuable upon the exercise of Acquisition Warrants. Mr. Messman is a director of SSI and, as such, may be deemed to beneficially own those shares of Common Stock controlled by SSI and its affiliates. Mr. Messman expressly disclaims beneficial ownership of any shares of Common Stock controlled by SSI and its affiliates.

(36) Mr. Poduska is a director of SSI and, as such, may be deemed to beneficially own those shares of Common Stock controlled by SSI and its affiliates. Mr. Poduska expressly disclaims beneficial ownership of any shares of Common Stock controlled by SSI and its affiliates.

(37) Represents Merger Shares issued by the Company in connection with the Merger. Mr. Quint serves as Vice President - Finance of DirectAmerica.

(38)     Mr. Rosner is also the beneficial owner of 26,600 shares of Common
         Stock.

(39) Includes 500,000 Series B Shares, 600,000 Warrant Shares issuable upon the exercise of Acquisition Warrants, 1,350,000 Warrant Shares issuable upon the exercise of Loan Warrants and 300,000 Warrant Shares issuable upon the exercise of Holders' Warrants.

(40)     Mr. Schneider is also the beneficial owner of 87,300 shares of Common
         Stock.

(41) Includes 62,500 Series B Shares and 75,000 Warrant Shares issuable upon the exercise of Acquisition Warrants.

(42) Includes 125,000 Series B Shares and 150,000 Warrant Shares issuable upon the exercise of Acquisition Warrants. Also includes an additional 476,600 shares of Common Stock. Mr. Stallone filed a Statement on
         Schedule 13D, dated September 7, 1995, with respect to his holdings of Common Stock.

(43)     Mr. Stein is also the beneficial owner of 20,000 shares of Common
         Stock.

(44) Includes 6,250 Series B Shares and 7,500 Warrant Shares issuable upon the exercise of Acquisition Warrants. Also includes 5,900 shares of Common Stock and options to purchase an additional 23,333 shares of Common Stock. Mr. Streem served as Vice President and Secretary of the Company from May 1992 until March 1994 and from April 1994 until December 1994.

(45) Includes 18,750 Series B Shares and 22,500 Warrant Shares issuable upon the exercise of Acquisition Warrants. Also includes 75,265 shares of Common Stock and options to purchase an additional 33,334 shares of Common Stock. Mr. Sullivan is Senior Vice President - Administration, Planning and Investor Relations of the Company.

(46) Includes 18,750 Series B Shares and 22,500 Warrant Shares issuable upon the exercise of Acquisition Warrants.

(47) Includes 139,315 Series B Shares, 167,178 Warrant Shares issuable upon the exercise of Acquisition Warrants, 250,767 Warrant Shares issuable upon the exercise of Loan Warrants and 55,726 Warrant Shares issuable upon the exercise of Holders' Warrants.

(48) Includes 110,685 Series B Shares, 132,822 Warrant Shares issuable upon the exercise of Acquisition Warrants, 199,233 Warrant Shares issuable upon the exercise of Loan Warrants and 44,274 Warrant Shares issuable upon the exercise of Holders' Warrants.

(49) Represents Warrant Shares issuable upon the exercise of ValueVision Warrants. In April 1995, the Company and ValueVision entered into a Telemarketing, Production and Post-Production Agreement and a Joint Venture Agreement. The terms of such agreements are described in the Company's Current Report on Form 8-K, dated April 13, 1995.

(50) Represents Warrant Shares issuable upon the exercise of First Settlement Warrants. The Wall Street Group, Inc. provided investor relations services to the Company from March 1990 until August 1992. In connection with the termination of The Wall Street Group, Inc.'s services by the Company, certain disputes arose between the parties, which disputes were settled by the Company in February 1995 through the issuance of the First Settlement Warrants.

(51) Includes 35,460 Series B Shares and 42,552 Warrant Shares issuable upon the exercise of Acquisition Warrants. Also includes 11,000 shares of Common Stock and options to purchase an additional 25,000 shares of Common Stock. Mr. Yoskin has served as a director of the Company since June 1994.


                                  LEGAL MATTERS

         The legality of the shares of Common Stock offered hereby has been passed upon for the Company by Marshall A. Fleisher, Esquire, Vice President (Legal) and Corporate Secretary of the Company. Mr. Fleisher is the beneficial owner of 16,000 shares of Common Stock.


                                    EXPERTS

         The consolidated financial statements of National Media Corporation appearing in the Company's Annual Report on Form 10-K for the year ended
March 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

=====================================       ===================================


No person is authorized to give
any information or to make any
representation not contained or                 NATIONAL MEDIA CORPORATION
incorporated by reference in this
Prospectus, and if given or made,
such information or representation
must not be relied upon as having             9,537,217 SHARES OF COMMON STOCK
been authorized by the Company.
Neither the delivery of this
Prospectus nor any sale made
hereunder shall, under any
circumstances, create any                         ---------------------
implication that there has been no
change in the facts set forth in
this Prospectus or in the affairs                      PROSPECTUS
of the Company since the date hereof.
This Prospectus does not constitute
an offer to sell or a solicitation
of an offer to buy any securities                   December 5, 1995
other than those to which it relates
or an offer to sell or a solicitation
of an offer to buy any securities in              ---------------------
any jurisdiction in which such offer
or solicitation is not authorized, or
in which the person making such offer
or solicitation is not qualified to
do so, or to any person to whom it is
unlawful to make such an offer or
solicitation in such jurisdiction.

      TABLE OF CONTENTS

                                    Page
                                    ----
Available Information..........       4
Incorporation of Certain
  Information by Reference.....       4
The Company....................       5
Risk Factors...................       5
Selling Shareholders and
  Related Information..........      11
Legal Matters..................      17
Experts........................      17


=====================================       ===================================

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 14.  Other Expenses of Issuance and Distribution.

Set forth below is an itemized statement of all expenses incurred or to be incurred in connection with the issuance and distribution of the securities to be registered:


    Registration fee*.......................................  $50,838.73
    Blue sky filing fees and expenses.......................    5,000.00
    Transfer agent and registration fee.....................    1,000.00
    Printing and mailing expenses...........................    5,000.00
    Legal fees and expenses.................................   10,000.00
    Accounting fees and expenses............................    7,500.00
    Miscellaneous...........................................    5,000.00

       Total................................................  $84,338.73


   -------------------
   *Exact; all other fees and expenses are estimates.

Item 15.  Indemnification of Directors and Officers.

          The Company has adopted in its Certificate of Incorporation and Bylaws the provisions of Section 102(b)(7) of the Delaware General Corporation Law which eliminate or limit the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except that this provision shall not eliminate or limit the liability of a director for any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under Section 174 of the Delaware General Corporation Law, or for any transaction from which the director derived an improper personal benefit.

          Further, the Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify all persons whom it may indemnify pursuant to
Section 145 of the Delaware Corporation Law to the full extent permitted therein. Section 145 provides, subject to various exceptions and limitations, that the Company may indemnify its directors or officers if such director or officer is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be made by a majority of a quorum of disinterested members of the Board of Directors, independent legal counsel or the stockholders of the Company. In addition, the Company shall indemnify its directors or officers to the extent that they have been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, against expenses (including attorneys' fees) actually and reasonably incurred by them in connection therewith.

Item 16.  Exhibits

          The following documents are filed as a part of this Registration Statement. (Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-K for a Registration Statement on Form S-3.)

          (a)     Exhibits

Exhibit No.

*5 Opinion of Marshall A. Fleisher, Esquire, Vice President (Legal) and Corporate Secretary of the Registrant.

*23.1     Consent of Ernst & Young LLP.

*23.2 Consent of Marshall A. Fleisher, Esquire, Vice President (Legal) and Corporate Secretary of the Registrant (included in the opinion filed as Exhibit 5 hereto).


+24       Power of Attorney regarding amendment of this Registration Statement.

-------------
* Filed herewith.
+ Previously filed.


Item 17.  Undertakings.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling-person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          A.      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on this 4th day of December, 1995.



                       NATIONAL MEDIA CORPORATION


                       BY: /s/ Mark P. Hershhorn
                          -----------------------------
                          Mark P. Hershhorn, President
                           and Chief Executive Officer




          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                Signature                                  Title(s)                                  Date
                ---------                                  --------                                  ----
*                                          Chairman of the Board, Chairman of                  December 4, 1995
----------------------------               the Executive Committee and
Brian McAdams                              Director


/s/ Mark P. Hershhorn                      President, Chief Executive Officer                  December 4, 1995
----------------------------               and Director
Mark P. Hershhorn


/s/ John J. Sullivan
----------------------------               Senior Vice President,                              December 4, 1995
John J. Sullivan                           Administration, Planning and
                                           Investor Relations (Principal
                                           Accounting Officer)

*
----------------------------               Executive Vice President                            December 4, 1995
David J. Carman                            and Director


*
----------------------------               Director                                            December 4, 1995
Charles L. Andes

                Signature                                  Title(s)                                  Date
                ---------                                  --------                                  ----

*                                          Vice Chairman of the Board                          December 4, 1995
----------------------------               (Principal Financial Officer) and
Constantinos I. Costalas                   Director


*
----------------------------
Albert R. Dowden                           Director                                            December 4, 1995


*
----------------------------
Michael J. Emmi                            Director                                            December 4, 1995


*
----------------------------               Director                                            December 4, 1995
Frederick S. Hammer


*
----------------------------               Director                                            December 4, 1995
Ira M. Lubert


*
----------------------------               Director                                            December 4, 1995
Jon W. Yoskin II

* An original Power of Attorney authorizing Mark P. Hershhorn and John J. Sullivan, and each of them, to sign any amendment to this Registration Statement on behalf of certain officers and directors of the Registrant was included with the signature pages to the originally filed Registration Statement to which this Amendment No. 1 relates.

                                  By: /s/ John J. Sullivan
                                      ----------------------------------
                                      John J. Sullivan, Attorney-In-Fact

                                INDEX TO EXHIBITS

Exhibit
Number                     Description
-------                    -----------

5 Opinion of Marshall A. Fleisher, Esquire, Vice President (Legal) and Corporate Secretary of the Registrant.

23.1                       Consent of Ernst & Young LLP.